CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

MFS Fund Distributors, Inc. 111 Huntington Avenue Boston, Massachusetts 02199 T +1 617 954 5000	MFS

February 6, 2018

Ms. Missy Pulliam

Jefferson National Life Insurance Company

10350 Ormsby Park Place

Louisville, KY 40223

Re:    MFS Variable Insurance Trust, MFS Variable Insurance Trust II and MFS Variable Insurance Trust III (the “Trusts”)

Dear Ms. Pulliam:

Reference is hereby made to the Participation Agreement by and among the Trusts, Jefferson National Life Insurance Company (the “Company”), and MFS Fund Distributors, Inc. (“MFD”) dated July 1, 2015 (the “Participation Agreement”). The purpose of this Letter Agreement is to confirm certain financial arrangements between MFD, the underwriter to the Trusts, and the Company in connection with the Company’s investment in the Trusts on behalf of certain separate accounts, as listed in Schedule A of the Participation Agreement.

Beginning on January 1, 2018, MFD, in consideration of the Company’s performance of the services described in Schedule A attached hereto, agrees to pay a services fee to the Company equal to, on an annualized basis [**]% of the net assets of the Trusts attributable to variable life or variable annuity contracts (“Policies”) offered by the Company.

Such fee shall be paid quarterly (on a calendar year basis) in arrears. Such fee shall continue to be due and payable for so long as Company provides the services provided in Schedule A, which is attached to and made a part of this Letter Agreement by reference with respect to Policies under which amounts are allocated to the Trust, provided, however, that no such fee shall be due and owing for any period subsequent to the termination of the Participation Agreement and provided, further, that this Letter Agreement may be terminated by MFD upon 30 days advance written notice. Upon any such termination before the end of any calendar quarter, such fees will be prorated according to the proportion that the period bears to the full quarter and will be payable upon the date of termination.

Please confirm your understanding of this arrangement by having the enclosed duplicate copy of this Letter Agreement signed where indicated below by an appropriate officer of the Company and return this duplicate copy to me.

Very truly yours,
MFS FUND DISTRIBUTORS, INC.

Michael S. Keenan President

Jefferson National Life Insurance Company

By:	/s/ Craig A. Hawley
Craig A. Hawley
General Counsel & Secretary

SCHEDULE A

The Company will use the services fee described in the attached Letter Agreement to pay for the following services. MFD’s payment under the Letter Agreement does not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of shares of the Trusts, and these payments are not otherwise related to investment advisory or distribution service or expenses. The amount of expense payments made pursuant to this Letter Agreement will not be deemed to be conclusive with respect to actual expenses or savings.

Services:

Maintain Books and Records

•	Record transfers (via net purchase orders)

•	Reconcile and balance the separate account at the Trust level in the general ledger, at various banks and within systems’ interface

Communicate with the Trust

•	Purchase Orders

•	Determine the net amount available for investment by the Trust

•	Deposit receipts at the Trust’s custodian (generally by wire transfer)

•	Notify the custodian of the estimated amount required to pay dividends or distributions

•	Redemption Orders

•	Determine the net amount required for redemptions by the Trust

•	Notify the Custodian and Trust of cash required to meet payments

•	Daily pricing

Process Distributions from the Trust

•	Process ordinary dividends and capital gains

•	Reinvest the Trust’s distributions

Reports

•	Periodic information reporting to the Trust and its Board

Proxy Solicitations

•	Assist with proxy solicitations, specifically with respect to soliciting voting instructions from Contract owners

Trust-related Contract Owner Services

•	Financial representative’s advice to Contract owners with respect to Trust inquiries (not including advice about performance or related to sales)

•	Communicate information to Contract owners regarding Trust and subaccount performance